Exhibit 8.2

Stephen C. Moriarty David H. Neupert Patrick M. Irwin Simon Barnhart Christopher J. Riffle* Joshua W. Fox* Stephen E. Oliver, Of Counsel ________________________		Sequim Office ___________ 495 West Alder Street (360) 681-5000 Port Townsend Office _________________
Gary R. Colley (Retired) Bart G. Irwin (Retired) Frank B. Platt (1926 - 2009) Stanley A. Taylor (1911 - 2001) *(Also licensed in Nebraska)	403 South Peabody Port Angeles, Washington 98362 (360) 457-3327 Fax (360) 452-5010 Email: pmirwin@plattirwin.com	914 Washington Street (360) 385-4399 Please address all mail to the Port Angeles Office

February 28, 2014

Board of Directors
FIRST FEDERAL SAVINGS AND LOAN
ASSN OF PORT ANGELES
PO Box 351
Port Angeles, WA 98362

Re:    Tax Opinion

Dear Board of Directors:

This letter is in response to your request for an updated opinion of this firm regarding the potential tax consequences of (a) First Federal Savings and Loan Association of Port Angeles converting from a Washington chartered mutual savings bank to a Washington chartered stock savings bank, (b) the sale of all of the shares in the newly converted First Federal (“First Federal”) to a newly formed parent corporation (the “Holding Company”), and (c) followed by the issuance of stock by the Holding Company pursuant to the Plan of Conversion adopted by the Board of Directors of First Federal on May 22, 2012 (the “Plan”). Please note while there are Bills currently in the Washington State Senate’s Ways and Means committee that, if passed, would alter the conclusions expressed below, the Bills have not and are not likely to progress out of committee during this current legislative session, and there have been no other meaningful changes to Washington State taxation with regard to the three issues stated above since this firm’s previous letter of opinion dated November 15, 2012. Therefore, the following is a restatement of our previous opinion based on the information and restrictions set forth below.

Please be aware that this opinion is limited to taxes that may be imposed by the State of Washington. You have received, or will receive shortly, an opinion letter from the firm Silver, Freedman, Taff & Tiernan, L.L.P., regarding federal income tax consequences of First Federal converting to a stock company to First Federal, its Holding Company, and the deposit holders of First Federal, under those aspects of federal law, as set forth within its letter. We express no opinion regarding the federal tax implications (income tax or any other basis of taxation) regarding the above described transactions, or the opinion expressed by Silver, Freedman, Taff & Tiernan, L.L.P. We do however, rely upon the same representations of facts made by First Federal in its November 14, 2012, 2014 letter to Silver, Freedman, Taff & Tiernan, L.L.P., as well as those assumptions stated or implied herein.

Board of Directors
February 28, 2014

Since the equity and ownership rights that may be appurtenant to deposit holders accounts have no value (according to the Silver, Freedman, Taff & Tiernan, L.L.P., opinion letter), the accounts are exempt from Washington property tax for reasons explained below. The Plan does not involve any act or activity on which a deposit holder could be taxed by the State of Washington (e.g., sale of a good, or earnings in a business). Therefore there are no negative tax consequences, under Washington taxation, for a deposit holder. The remainder of this letter expresses our opinion regarding the potential tax consequences applicable to First Federal and the Holding Company only.

Washington Taxation

Since the State of Washington does not impose an income tax, there is no income tax implication. There are, however, four (4) potential forms of taxation that may apply to the transactions described above. They are: property tax, retail sales tax, use tax and business and occupation tax. Each are addressed separately below.

1.    Property Tax

The stock acquired by the Holding Company from First Federal is property that would be open to taxation unless there is an exemption by statute or regulation. The Holding Company’s ownership of stock, or any intangible personal property for that matter, is specifically exempt from ad valorem taxation of property under RCW 84.36.070. No property tax would be owed.

2.    Retail Sales Tax

Any retail sale of property in Washington may be open to taxation. This would potentially include the sale of stock from First Federal to its Holding Company, and the issuance of stock by the Holding Company. Such sales are exempt from taxation for two reasons. First, Washington Administrative Code provision (“WAC”) 458-20-106 exempts transfers of capital assets to a corporation by any individual or business entity in exchange for “capital stock therein.” This is the specific transaction contemplated in the Plan. Second, under the same WAC provision, transfers pursuant to a reorganization under 26 U.S.C. Sec. 368 of the Internal Revenue Code, when capital gains or ordinary income is not realized, are exempt from retail sales tax in Washington. We rely upon the opinion expressed in the letter from Silver, Freedman, Taff & Tiernan, L.L.P., that the Plan, once carried out, is such a qualifying reorganization. Under either of these exemptions, no retail sales tax would be owed.

3.    Use Tax

Use tax applies to the sale of assets that are not subject to retail sales tax and when no exemption to the tax applies. Both the acquisition of First Federal’s stock by the Holding Company, and the conversion of First Federal from a mutually owned institution to a shareholder owned bank, could trigger use taxation.

Board of Directors
February 28, 2014

a.    Acquisition of Stock. No use tax is due in the case of the Holding Company’s acquisition of First Federal’s stock. Neither First Federal nor the Holding Company will pay use tax under WAC 458-20-106 since, as with retail sales tax, a transfer of capital assets to a business in exchange for an “adjustment of the beneficial interest in the business[,]” such as receiving stock, is exempt from use tax.

b.    The Conversion. In rare instances, a business converting from one form of business to another can be an event triggering use tax. Assuming First Federal has paid use tax or retail sales tax on all of the assets it now holds, no new tax will be owed upon the conversion to a stock company.

4.    Business and Occupation Tax

Business and occupation tax is levied against income earned in the course of an individual’s or entity’s regular business activities. Under WAC 458-20-106, sales that are “casual or isolated” in nature fall outside of the entity’s regular “business” and are exempt from taxation. A sale is “casual or isolated” if the individual or entity does not sell anything of the same “type” as what is being sold. Both First Federal and the Holding Company are selling their own respective stock in themselves pursuant to the Plan for the expressed limited purpose of initially capitalizing the two corporations. Neither corporation is in the “business” of issuing their own stock. Based on the isolated and distinct nature of the transaction, it is our reasoned opinion that no business and occupation tax will be owed by virtue of the issuance of stock in exchange for capital contributions. There is, at this time, no published court opinion, an opinion of the Board of Tax Appeals, or a specific statute or code weighing in on this particular issue.

Conclusion

Based on the information provided by First Federal to Silver, Freedman, Taff & Tiernan, L.L.P., in First Federal’s letter dated November 14, 2012, information otherwise communicated to us by First Federal, the Plan, and the assumptions expressed and implied above, it is our opinion that as of the date of this opinion letter no adverse tax consequences, under the laws of the State of Washington, will result from the transactions described above. This opinion is expressed on a more likely than not basis.

As noted at the outset of this letter, our opinion is limited to the tax implications with the State of Washington regarding the Plan. We render no opinion with regard to any other legal implications of the Plan, the federal tax consequences of such a conversion, or the tax or legal implications of any act or omission that may take place after the Plan is executed.

We consent to the filing of this opinion with the Washington Department of Financial Institutions, Division of Banks, and the Federal Deposit Insurance Corporation as an exhibit to the Application for Approval of Conversion, if you choose to do so.

Board of Directors
February 28, 2014

We also consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-1 and to the reference to the Platt Irwin Law Firm in the Prospectus, which is a part of the Registration Statement under headings “The Conversion –Effects of the Conversion – Tax Effects of the Conversion” and “Legal and Tax Opinions” should you wish to do so.

Sincerely,

PLATT IRWIN LAW FIRM

/s/ Patrick M. Irwin

Patrick M. Irwin

PMI:ss